40-202A 803-201

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SEC Mail Processing Section

AUG 26 2009

Washington, DC 110

In the Matter of Bunting Management Group 217 International Circle Hunt Valley, Maryland 21030 File No. --	**APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE INVESTMENT ADVISERS ACT OF 1940**

Please direct all communications regarding this Application to:

Judith Needham, Esquire
Bunting Management Group
217 International Circle
Hunt Valley, Maryland 21030

With copies to:

Carolyn D. Duronio, Esquire
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, Pennsylvania 15219

Total Number of Pages:

09005800

TABLE OF CONTENTS

I. INTRODUCTION

The Applicant, which is an unincorporated association located in Maryland and doing business as Bunting Management Group (the ***"Company"*** or the ***"Applicant"***), hereby files this Application (***"Application"***) for an Order ("***Order***") of the United States Securities and Exchange Commission (***"Commission"***) under Section 202(a)(11)(G) of the Investment Advisers Act of 1940 (***"Advisers Act"***) declaring it to be a person not within the intent of the Advisers Act.

As discussed more fully below, the Company believes that it is not a person within the intent of the Advisers Act as contemplated in Section 202(a)(11)(G) of the Advisers Act because (A) the Company was formed to be a "family office" for members of the Bunting Family (as defined below) and related persons and entities, (B) the Company only provides services to the Bunting Family and such related persons, (C) the Company does not, and will not, hold itself out to the public as an investment adviser, (D) the services provided by the Company include services other than those traditionally provided by investment advisers, (E) the compensation to be received by the Company is designed to cover the Company's expenses, not to generate profit for the Company, and (F) there is no public interest in requiring the Company to be registered under the Advisers Act. For the reasons discussed below, the Company believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act.

II. BACKGROUND INFORMATION REGARDING THE COMPANY

The Company is an unincorporated association located in Maryland. The Company began operating on April 1, 1991 as a "family office" to engage in the business of managing investments for the benefit of: (A) the matriarch of the Bunting Family, Dorothy Williams Bunting, who is since deceased; (B) three siblings: Dorothy P. Duffy, Mary Catherine Bunting and George L. Bunting, Jr. (the "***Siblings***"); (C) the spouses of the Siblings; (D) the lineal descendants of the Siblings (collectively, the ***"Bunting Family"***); and (E) trusts for the benefit of the Bunting Family ("***Bunting Family Trusts***"). The Bunting Family currently includes the three Siblings, two spouses of the Siblings, four children of the Siblings, and eleven grandchildren of the Siblings.

The Company also manages (1) the investments of several key employees of the Company, and (2) certain Bunting Family-related corporations and limited liability companies that either are owned entirely by members of the Bunting Family, the Bunting Family Trusts and/or several key employees of the Company. The Company also currently manages, and in the future may manage, other charitable organizations and foundations, and corporations, limited liability companies, partnerships or other entities that serve as investment vehicles (which will not be investment companies under the Investment Company Act of 1940 (***"1940 Act"***) or business development companies), which have been or will be created by, and/or owned by different combinations of, members of the Bunting Family, the Bunting Family Trusts and/or persons and entities referenced in clauses (1) and (2) above.

The Company also was formed to provide certain other non-planning/advisory services (as described more fully below) for: (1) the Bunting Family; (2) the Bunting Family Trusts; and (3) the related persons and entities described above.

The Company began operating in 1991 to provide tax planning and preparation services and other administrative services to members of the Bunting Family and the

Bunting Family Trusts, and evolved very quickly into an association through which a significant portion of the investments of the Bunting Family have been, and currently are, managed. The assets managed by the Company include publicly and privately traded securities, cash, real estate, and other investments. The Company is not an investment company the 1940 Act.

For purposes of this Application, the members of the Bunting Family, the Bunting Family Trusts and the related persons and entities described above are referred to as ***"Clients"***. The Clients currently are located in New York, Florida, Maryland, Connecticut, Virginia, Tennessee and Montana.

The Company was organized to provide the following services: (a) investment planning and advisory services; (b) coordination of professional relationships with attorneys and accountants, (c) estate planning services, (d) tax preparation, reporting and advisory services, (e) accounting services, (f) property management services, (g) risk management services, (h) serving as trustee, personal representative, executor or custodian for minors, (i) education on financial matters, (j) making travel arrangements, (k) managing and monitoring the insurance needs of the Client, (l) various recordkeeping functions and (m) other similar financial, tax, accounting or other administrative services. (collectively, the ***"Services"***). The Company's investment planning and advisory services include asset allocation modeling, investment monitoring, recommending the hiring and termination of third-party investment advisers/sub-advisers, and periodic reporting. All investment decisions (including the recommendations of the Company and third-party investment advisers/sub-advisers) are subject to ultimate approval of certain members of the Bunting Family after consultation with the Company.

The Company does not receive separate compensation for its investment planning and advisory services. The compensation received by the Company for the Services it provides is in an amount equal to its expenses (out-of-pocket expenses, employee salaries, and other expenses and overhead) paid or incurred by the Company in operating the "family office" and providing its Services. This remuneration is deducted from the investment income and assets of the Clients.

The Company has seven (7) employees. As part of her duties, at least one employee serves or will serve as trustee, executor, and/or custodian for minors and personal representative for the benefit of various members of the Bunting Family. None of the employees of the Company are members of the Bunting Family. The Company does not, and will not, represent itself as an investment adviser to the public, and does not intend to conduct any investment advisory business with the general public. The Company does not, and will not, have any independent retail or institutional clients. The Company does not, and will not, seek or accept the advisory business of persons or entities other than (A) the Clients, and (B)(1) charitable organizations and private foundations created by members of the Bunting Family, and (2) other charitable organizations and foundations, and corporations, limited liability companies, partnerships or other entities that serve as investment vehicles (which will not be investment companies under the 1940 Act or business development companies), which will be created by, and/or owned by different combinations of, members of the Bunting Family, the Bunting Family Trusts and/or the related persons and entities described above.

The Company is not, and will not be, listed in any directory (including any telephone directory) as an investment adviser, does not, and will not, engage in any advertising or marketing activities, does not, and will not, solicit or engage any solicitor to solicit business from clients for the Company, and does not, and will not, attend any investment-related conferences as a vendor. The Company also does not, and will not, have a public internet site, and does not, and will not, provide any services via an interactive public internet site.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ." The Company's investment planning and advisory activities would appear to fall within the definition of an investment adviser.

Section 203(b) and 203A of the Advisers Act provide various exceptions from registration under Section 203(a). It does not appear that these exceptions are available to the Company.

The first exception under Section 202(b), for intrastate advisers, would not be available to the Company because not all of the Clients are residents of the State of Maryland. Additionally, in order for this exemption to apply, the Company would have to limit its investment advisory activities to unlisted securities. The Company does not intend to limit its investment planning and advisory activities to unlisted securities.

The second exception under Section 203(b) would not be available to the Company because the Clients are not insurance companies.

The third exception under Section 203(b), for "private" investment advisers with fewer than 15 clients, would not be available to the Company even though the Company does not hold itself out generally as an investment adviser or act as an investment adviser to any registered investment company or business development company. The Company can be viewed as having more than 15 "clients" (as that term is defined under the Advisers Act).

The Company would not be entitled to the fourth exception under Section 203(b) because the Company is neither a charitable organization (as defined in Section 3(c)(10)(B) the 1940 Act), nor a trustee, director, officer, employee or volunteer of (or otherwise within the scope of employment by) a charitable organization.

The fifth exception under Section 203(b) would not be available to the Company because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer, employee or volunteer of (or otherwise employed by or acting on behalf of) such plan or person.

Because the Company is not, and will not be, registered with the Commodity Futures Trading Commission as a commodity trading advisor, the sixth exception under Section 203(b) would not be available to the Company.

Finally, assets under management would exceed $25 million, and the Company would not be prohibited from registering with the Commission under Section 203A(a)(1)(A) of the Advisers Act.

Given that, if the Company were found to be within the definition of "investment adviser" and that none of the above-mentioned exceptions would apply, it would appear that the Company, in the absence of any order of the Commission to the contrary, would be required to register under Section 203(c)(1) of the Advisers Act.

Certain specific entities, however, may be excluded from the definition of investment adviser under Section 202(a)(11), if they are "persons not within the intent of Section 202(a)(11), as the Commission may designate by rules and regulations or order." Requiring the Company to register under Section 203(c)(1) of the Advisers Act would not advance the public interest and is inconsistent with the purposes and intent of the Advisers Act for the following reasons: (i) the Company was formed to be, and is, a "family office" for members of the Bunting Family, the Bunting Family Trusts and related persons and entities, (ii) the Company does not, and will not, hold itself out to the public as an investment adviser; the Company does not, and will not, offer its investment advisory services to anyone other than Clients (which includes the Bunting Family, the Bunting Family Trusts and the related persons and entities described above); (iii) the services provided by the Company include, and will include, services other than those traditionally provided by investment advisers; and (iv) the compensation received by the Company for its Services is designed to cover the expenses (out-of-pocket expenses, employee salaries, and other expenses and overhead) paid or incurred by the Company in operating the "family office" and providing its Services, not to generate profit for the Company.

For these reasons, as discussed further below, given the nature of the Company's activities, the Company should not be considered by the Commission to be within the intent of the definition of "investment adviser" as contained in Section 202(a)(11) of the Advisers Act. The Company, therefore, requests that the Commission issue an Order pursuant to Section 202(a)(11)(G) declaring the Company to be a person not within the intent of the Advisers Act.

Upon the issuance of the Order by the SEC, the Company will not be required to register under Section 203 of the Advisers Act as an investment adviser, and, pursuant to Section 203A(b)(1) of the Advisers Act, as a person excepted from the definition of an investment adviser under Section 202(a)(11), no law of any State or political subdivision thereof requiring the registration, licensing, or qualification as an investment adviser or supervised person of an investment adviser shall apply to the Company.

IV. DISCUSSION

A. The Company Does Not Hold Itself Out As An Investment Adviser

The Company does not, and will not, hold itself out to the public as an investment adviser. The Company's name (i) does not, and will not, specifically indicate the type of business in which it engages or that it engages in investment planning and advisory activities, (ii) is not, and will not be, listed in any local telephone book as an investment adviser, and (iii) does not, and will not, appear on the signage that adorns its office. The Company does not, and will not, have a public internet site and does not, and will not, provide any services via an interactive public internet site. Furthermore, outside of the Bunting Family and Bunting Family Trusts, a limited number of social acquaintances of the Bunting Family, the Clients, the Company, its employees, and those who provide services to the Company (such as bankers, consultants, the corporate trustee of the

Bunting Family Trusts, accountants and lawyers) or who are involved with the provision of Services (such as broker-dealers, and advisors/subadvisors recommended by the Company), the Company does not have any reason to believe that any member of the investing public is, or will be, aware of the Company's existence or what it does.

The Company also does not, and will not, engage in any advertising or marketing activities, and does not, and will not, attend any investment-related conferences as a vendor. The Company has not provided, and will not provide, any of its Services to the general public. The Company does not, and will not, seek or accept investment advisory business from persons or entities other than Clients (which includes the Bunting Family, the Bunting Family Trusts and the related persons and entities described above). The Company believes that the fact that it does not, and will not, hold itself out to the public as an investment adviser should be taken into account in determining that the Company's provision of Services as a "family office" to the Bunting Family does not, and will not, require registration under the Adviser's Act.

B. The Services Provided By the Company Will Include Services Other Than Those Traditionally Provided By Investment Advisers

The Company's investment planning and advisory services include, and will include, asset allocation modeling, investment monitoring, recommending the hiring and termination of third-party investment advisers/sub-advisers, and periodic reporting. All investment decisions (including the recommendations of the Company) are, and will be, subject to ultimate approval of certain members of the Bunting Family after consultation with the Company.

In addition to these investment planning and advisory services, the Services provided by the Company include, and will include: (a) coordination of professional relationships with attorneys and accountants, (b) estate planning services, (c) tax preparation, reporting and advisory services, (d) accounting services, (e) property management services, (f) risk management services, (g) serving as trustee, personal representative, executor or custodian for minors, (h) education on financial matters, (i) making travel arrangements, (j) managing and monitoring the insurance needs of the Client, (k) various recordkeeping functions and (l) other similar financial, tax, accounting or other administrative services. These types of Services are consistent with the functions of a "family office" and typically are not provided by traditional investment advisers.

The Company believes that the unique nature of its Services, and the fact that its investment planning and advisory services are merely one component of the Services, should be taken into account in determining that the Company's provision of Services as a "family office" to the Bunting Family does not, and will not, require registration under the Adviser's Act.

C. The Compensation To Be Received By the Company Is Designed To Cover the Company's Expenses, Not to Generate Profit

The compensation received by the Company for its Services is, and will be, designed to cover the expenses (out-of-pocket expenses, employee salaries, and other expenses and overhead) paid or incurred by the Company in operating the "family office" and providing its Services, not to generate profit for the Company. The Company does not, and will not, receive separate compensation for its investment planning and advisory services. This remuneration is, and will be, deducted from the investment income and assets of the Clients.

The Company, therefore, is unlike (i) a broker a or a dealer who receives competitive brokerage commissions when effecting securities transactions that are related to the giving of investment advice; (ii) an insurance agent who receives competitive sales commission when clients pay premium to acquire insurance that is related to the giving of investment advice; or (iii) a financial planner who receives competitive fees for designing financial or estate plans that are related to the giving of investment advice. In those situations, the receipt of investment advisory income can be inferred from the services performed and the competitive fees and commissions earned. In contrast, the Company only receives, and only will receive, compensation in an amount equal to its expenses paid or incurred by the Company in providing its Services.

The Company believes that the type of compensation that it receives, and will receive, for its activities, particularly the absence of a profit motive, should be taken into account in determining that the Company is not a person within the intent of the Advisers Act.

D. There Is No Public Interest in Requiring the Company To Be Registered Under the Advisers Act

The Advisers Act protects the public by requiring regulation of investment advisers engaged in the business of providing advice regarding securities to the general public. Because the Company does not, and will not, provide investment advisory services to the public at large, it does not, and will not, serve the public interest to apply the Advisers Act to the Company's activities.

The Company has no public clients in the sense of independent retail or institutional investors, and the Company has never solicited nor accepted, and does not plan to solicit or accept, clients from the retail or institutional investing public. The Company is a private organization that serves as a "family office" for the Bunting Family. The Company will only provide Services to the Clients (which includes the Bunting Family, the Bunting Family Trusts and the related persons and entities described above). As a result, the Services are intended to be sharply tailored exclusively to the needs of the Bunting Family (including the other Clients described herein), and not to the needs or demands of the investing public as a whole. Certain types of Services differ in scope and magnitude from the services typically performed by an investment adviser for traditional retail and institutional investors; for example, services like accounting services, property management services, and tax reporting and advisory services are not typically performed by an investment adviser for traditional retail or institutional investors. The compensation structure is, and will be, designed to permit the Company to operate as a "family office" for the benefit of its clients, but not to generate a profit. The compensation structure diminishes any incentive the Company may have to offer its Services to the public at large.

For the reasons discussed herein, the Company intends to fulfill its primary function to serve as the "family office" of the Bunting Family. This was the purpose for the organization of the Company, and will continue to be reason why the Company exists and operates. As a result, the Company believes that it does not, and will not, serve the public interest to apply the Advisers Act to the Company's activities.

V. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in a number of situations.

In the Matter of WLD Enterprises, Inc., Investment Advisers Act Release Nos. IA-2804, 803-180 (October 17, 2008) (Notice) and IA-2807 (November 14, 2008) (Order), WLD Enterprises, Inc. ("***WLD***"), a Florida corporation was formed to serve exclusively as a "family office" for the members of the Horvitz family. WLD provided investment advice and services exclusively to the Horvitz's descendants (including by adoption), the private charitable foundations established exclusively by family, trusts that existed exclusively for the benefit of members of the family, pooled investment vehicles created for the benefit of members of family members, and family investment entities and solely with respect to investments in family investment entities, the key employees and key employee trusts who have significant involvement with the investment advisory process (collectively the "***Family Clients***"). WLD provided advisory services to Family Clients either directly or indirectly through persons that manage Family Investment Entities or Family Trusts. All entities were wholly owned and controlled by WLD. WLD's does not operate to generate a profit and charged fees only to pay its operating expenses and the salaries of the employed professionals. Like the Company, WLD did not hold itself out to the public as an investment adviser nor engage in any advertising, have a publicly accessible website, attend any investment-related conferences as a vendor, or conduct any marketing activities. Further, like the Company, WLD was not listed in any phone book or other directory as an investment adviser. Based on the foregoing, the Commission determined that WLD was a person not within the intent of the Advisers Act.

In the Matter of Woodcock Financial Management Company, Investment Advisers Act Release Nos. IA-2772, 803-198 (August 26, 2008) (Notice) and IA-2787 (September 24, 2008) (Order), the ownership interest of Woodcock Financial Management Company, a Delaware limited liability company ("***Woodcock***"), was owned in equal shares by Polly Guth and John Guth. Wookcock represented that it was a private organization formed with the sole purpose of being the "family office" for the Guth family and the entities owned by the Guth family. The services Woodcock provided included, but were not limited to, (i) investment services, (ii) cash management, recordkeeping and tax planning, and (iii) engaging third-party service providers to perform "back office" services for family members. The fees received by Woodcock were historically set at a level that allowed Woodcock to recover its direct and overhead expenses without generating a profit. Like the Company, Woodcock did not hold itself out to the public as an investment adviser, was not listed in any local telephone book as an investment adviser, did not conduct any marketing activities, did not engage in any advertising, and did not attend any investment management-related conferences as a vendor. Based on the foregoing, the Commission determined that Woodcock was a person not within the intent of the Advisers Act.

In the Matter of Gates Capital Partners, LLC, Investment Advisers Act Release Nos. IA-2590, 803-190 (February 16, 2007) (Notice) and IA-2599 (March 20, 2007) (Order), Gates Capital Partners, LLC ("***GCP***") was formed to provide investment advice to the Gates family by advising and managing Evergreen 37, LLC, a Wyoming limited liability company ("***Evergreen***") formed by the Gates family to facilitate the family's investments, and by advising individual family members and trusts. GCP was the investment adviser and sole manager of Evergreen and its compensation was to be limited to reimbursement from Evergreen of reasonable fees and out-of-pocket expenses. Evergreen was exempt from the definition of "investment company" under Section 3(c)(1) of the 1940 Act. Like the Company, GCP did not hold itself out to the public as an investment adviser and does not engage in any advertising, attend any investment-related conferences as vendors, or conduct any marketing activities. Further, like the Company, GCP was not listed in any phone book or other directory as an investment adviser. Based on the foregoing, the Commission determined that GCP was a person not within the intent of the Advisers Act.

In the Matter of Adler Management, L.L.C., Investment Advisers Act Release Nos. IA-2500, 803-187 (March 21, 2006) (Notice) and IA-2508 (April 14, 2006) (Order), Adler Management, L.L.C. ("***Adler***") was formed to serve exclusively as a "family office" for the members of the Rauenhorst family, its entities and charities. Adler was owned exclusively by members of the Rauenhorst Family and its Board of Directors was composed exclusively of members of the Rauenhorst Family. The services provided by Adler were similar to those provided by the Company and included budget preparation and management services; recordkeeping, bookkeeping and accounting services; federal and state tax return preparation services; real asset management services; insurance and risk management services; custodian and executor services; estate planning services; federal and state tax planning; coordination with accountants and attorneys; investment advisory services; and other administrative services. In addition, the fees received by

Adler covered its cost and were not intended to generate a profit. Further, Adler did not hold itself out to the public as an investment adviser, was not listed in any phone book as an investment adviser, did not engage in advertising and did not solicit or accept as a client any person who was not a member of the Rauenhorst Family, a Rauenhorst Family Entity or a Rauenhorst Family Charity. Based on the foregoing, the Commission determined that Adler was a person not within the intent of the Advisers Act.

In the Matter of Parkland Management Company, Investment Advisers Act Release Nos. IA-2362, 803-179 (February 24, 2005) (Notice) and IA-2369 (March 25, 2005) (Order), the ownership interest of Parkland Management Company, a limited liability company ("***Parkland***"), was held by three children of Harry R. and Lois U. Horvitz. Parkland furnished services, including "family office" services, to the Horvitz family and to entities owned by and for the benefit of the Horvitz family. The services Parkland provided included among other things, investment services, accounting services, reporting and tax services, management and administrative services, personal financial services and other personal services. The investment advisory services provided by Parkland were merely one component of the company's "family office" service offerings. The services provided by Parkland were of the type consistent with the functions of a "family office" serving the needs of a single family, and may not normally be provided by traditional investment advisers. In addition, in Parkland, similar to the Company, the fees received by Parkland were not intended to generate a profit and Parkland (i) did not hold itself out to the public as an investment adviser, (ii) was not listed in any local telephone book as an investment adviser, (iii) did not engage in any advertising, attend any investment management-related conferences as a vendor, or conduct any marketing activities; and (iv) had no public retail or institutional clients. As a result, the Commission determined that Parkland was a person not within the intent of the Advisers Act.

In the Matter of Longview Management Group LLC, Investment Advisers Act Release Nos. IA-2008, 803-142 (January 3, 2002) (Notice) and 2013 (February 7, 2002) (Order), the ownership interest of the limited liability company was held by a trust whose ultimate beneficiaries were the members of a single family. Longview Management Company furnished services, including "family office" services, to the family and to entities owned by and for the benefit of the family. In Longview, similar to the Company, the fees received by the "family office" were not intended to generate a profit and the "family office" (i) did not hold itself out to the public as an investment adviser, (ii) was not listed in any local telephone book as an investment adviser, (iii) did not engage in any advertising, attend any investment management-related conferences as a vendor, or conduct any marketing activities; and (iv) had no public retail or institutional clients. The Commission determined that Longview Management Company was a person not within the intent of the Advisers Act.

In the Matter of Kamilche Company, Investment Advisers Act Release Nos. IA-1958, 803-162 (July 31, 2001) (Notice) and IA-1970 (August 27, 2001) (Order), the Kamilche Company ("***Kamilche***") was formed to be a holding company of an operating company owned by the descendants of a couple and the spouses of those descendants. Kamilche performed "family office" functions for the Kamilche family and trusts, foundations, partnerships, limited liability companies and other entities created by and for the benefit of the family. The services Kamilche provided included among other things, estate planning, insurance reviews, record keeping, implementation of tax and investment decisions, preparation and analysis of financial statements and coordination of relationships with accountants, attorneys and investment advisers. The investment advisory services provided by Kamilche were only a small portion of its overall activities, and the payments received by Kamilche were primarily compensation for administrative, accounting and oversight services it provided rather than for investment advisory services. Similar to the Company, Kamilche did not hold itself out to the public as an investment adviser, did not engage in any marketing, and was not listed in any phone book as an investment adviser. The Commission determined that the Kamilche was a person not within the intent of the Advisers Act.

In the Matter of Bear Creek Inc., Investment Advisers Act Release Nos. IA-1931, 803-146 (March 9, 2001) (Notice) and 1935 (April 4, 2001) (Order), Bear Creek Inc. ("***Bear Creek***") was formed to serve as trustee of certain trusts created by and for the benefit of a family and its descendants. Bear Creek provided the following services to the family trusts: (i) acting as trustee, custodian and executor; and (ii) performing other fiduciary services and financial, investment, tax and accounting and other agency and advisory services. The investment-related services provided to the trusts by Bear Creek were limited to trust administration, selection of third party sub-advisers, and preparation of quarterly reports. Similar to the Company, Bear Creek did not hold itself out to the public as an investment adviser, and did not engage in any advertising or marketing activities. In addition, Bear Creek did not seek nor accept the business of persons other than family members and entities wholly-owned by the family. The Commission determined that Bear Creek was a person not within the intent of the Advisers Act.

In the Matter of Moreland Management Company, Investment Advisers Act Release Nos. 1700, 803-130 (February 12, 1998) (Notice) and 1706 (March 10, 1998) (Order), the Commission also granted relief in a situation substantially similar to the Company's. Moreland Management Company ("***Moreland***") was formed by a trust which owned all of the company's stock. The trust existed for the benefit of a single family and its descendants. Moreland served as the "family office" of the family and performed services for the trust, including asset allocation, recordkeeping, investment due diligence, federal and state tax advice, coordination of professional relationships with accountants and attorneys, and numerous other responsibilities. The other clients of Moreland included immediate family members of the family, trusts, foundations, partnerships and other entities created by them or by the trust to serve as investment vehicles. Like the Company, Moreland did not provide services to the public. Only a small portion of the compensation received by Moreland was attributable to its investment advisory activities for its clients. The result was that the Commission determined that the Moreland was a person not within the intent of the Advisers Act.[1]

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1 See also In Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (Aug. 31, 1949) (general partnership, which was organized to manage and supervise investments in real and personal property for the account of the partnership and for the estates and trusts in which various members of the family had an interest or were beneficiaries, determined to be a person not within the intent of the Advisers Act); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation whose business consisted of holding, investing and reinvesting its funds for a family, all of whom were the spouses, descendants or spouses of descendants of three brothers, determined to be a person not within the intent of the Advisers Act); In the Matter of Augustus P. Loring, Jr., Investment Advisers Act Release No. 33 (July 22, 1942) (an individual who was primarily engaged in the business of acting as a professional trustee under judicial appointments, appointments under trust indentures or pursuant to powers of attorney, who derived most of his income from acting as trustee, who managed and administered personal and real property in addition to the supervision of securities, and who did not hold himself out as giving advice to others, as to securities determined to be a person not within the

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VI. PROCEDURAL MATTERS

This Application is being filed with the Commission as required by Rule 0-4(a) under the Advisers Act. Pursuant to Rule 0-4(b) under the Advisers Act, five copies of this Application are being filed with the Commission, including at least one copy that has been executed by a duly authorized employee of the Company. The Applicant desires that the Application become effective without a hearing pursuant to Rule 0-5 under the Advisers Act.

Pursuant to Rule 0-4(c)(1) and Rule 0-4(c)(2) under the Advisers Act, all requirements for the execution and filing of this Application on behalf of the Company have been complied with, and the undersigned is fully authorized to execute and file this Application under such documents.

The Verification required by Rule 0-4(d) under the Advisers Act is attached hereto as ***Exhibit A***.

The brief statement of the grounds for this Application required by Rule 0-4(e) under the Advisers Act is contained in Section I above and repeated in Section III above.

As required by Rule 0-4(f) under the Advisers Act, the Applicant's name and address is Bunting Management Group, 217 International Circle, Hunt Valley, Maryland

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intent of the Advisers Act); In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (Nov. 3, 1941) (corporation all of the stock of which was held in trust for the benefit of members of a single family and which furnishes investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family, determined to be a person not within the intent of the Advisers Act).

21030. The Applicant requests that the Commission direct all written or oral questions, communications, notices and orders concerning this Application to the following:

Judith Needham, Esquire
Bunting Management Group
217 International Circle
Hunt Valley, Maryland 21030

Carolyn D. Duronio, Esquire
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, Pennsylvania 15219
412-288-4106

The Proposed Notice of the proceeding initiated by the filing of this Application required by Rule 0-4(g) under the Advisers Act is attached hereto as ***Exhibit B***.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company requests that the Commission issue an Order under Section 202(a)(11)(G) of the Advisers Act declaring it to be a person not within the intent of the Advisers Act. The Company submits that the Order is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

As an unincorporated association, the Bunting Management Group does not have articles of incorporation, bylaws or similar documents. However, any applicable requirements necessary for the undersigned to sign and file this Application have been complied with, and the undersigned is authorized to make and file this Application (the ***"Application"***) on behalf of the Bunting Management Group, an unincorporated association.

Bunting Management Group has caused the undersigned to sign this Application on its behalf in the County of Baltimore County, State of Maryland, on this 8th day of July, 2009.

BUNTING MANAGEMENT GROUP

By: [signature]

Name: JUDITH NEEDHAM

Title: PRESIDENT & COO

Attest:

[signature]

Title: Chief Financial Officer

EXHIBIT A

VERIFICATION

STATE/COMMONWEALTH OF MARYLAND)
) ss:
COUNTY OF HARFORD)

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an Order under Section 202(a)(11) of the Investment Advisers Act of 1940 Declaring the Applicant to be a Person Not Within the Intent of the Investment Advisers of 1940, dated Jul 8, 2009 (the ***"Application"***), for and on behalf of Bunting Management Group (the ***"Company"***); that she is an authorized employee and representative of the Bunting Management Group; and that all actions necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that she is familiar with the Application, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information and belief.

By: [signature]

Name: JUDITH NEEDHAM

Title: PRESIDENT + COO

Subscribed and sworn to before me a Notary Public this 18th day of July, 2009:

[signature]

Notary Public JUDITH C. BOYCE

[Notarial Seal]

My commission expires: 12/01/2009

EXHIBIT B

PROPOSED NOTICE OF APPLICATION

SECURITIES AND EXCHANGE COMMISSION

[Rel. No. IA-____/____-___]

Bunting Management Group; Notice of Application

______________, 2009

Agency: Securities and Exchange Commission ("SEC"); Notice of Application.

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Bunting Management Group ("Applicant").

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(11)(G) from Section 202(a)(11).

Summary of Application: Applicant requests an order declaring it to be a person not within the intent of Section 202(a)(11), which defines the term "investment adviser".

Filing Dates: The application was filed on __________, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on [insert date 30 days after noticed] and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 450 Fifth Street, NW, Washington, DC 20549. Applicant, Judith Needham, Esquire, Bunting Management Group, 217 International Circle, Hunt Valley, Maryland 21030.

For Further Information Contact: (ADD SEC CONTACT)

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch.

Applicant's Representations:

1. Applicant is an unincorporated association located in Maryland and organized on April 1, 1991.

2. Applicant was organized to operate as a "family office" to engage in the business of managing investments for the benefit of: (A) the matriarch, Dorothy Williams Bunting, who is since deceased, (B) three siblings: Dorothy P. Duffy, Mary Catherine Bunting and George L. Bunting, Jr. (the "Siblings"); (C) the spouses of the Siblings; (D) the lineal descendants of the Siblings (all of the foregoing are referred to collectively as the "Family"); and (E) trusts for the benefit of the Bunting Family (the "Family Trusts").

3. Applicant also manages (1) the investments of several key employees of the Applicant, and (2) certain Family-related corporations and limited liability companies that either are owned entirely by members of the Family, the Family Trusts and/or several key employees of the Applicant. In the future, the Applicant also may manage as other charitable organizations and foundations, and corporations, limited liability companies, partnerships or other entities that serve as investment vehicles (which will not be investment companies under the Investment Company Act of 1940 ("1940 Act") or business development companies), which will be created by, and/or owned by different combinations of, members of the Family, the Family Trusts and/or persons and entities referenced in clauses (1) and (2) above.

4. Applicant also was formed to provide certain other non-investment planning and advisory services to: (1) the Family; (2) the Family Trusts; and (3) the related persons and entities described in paragraph (3) above.

5. Applicant will provide the following "family office" services to the Family, the Family Trusts and the related persons and entities described above (all of the foregoing are referred to as "Clients"): (a) investment planning and advisory services, (b) coordination of professional relationships with attorneys and accountants, (c) estate planning services, (d) tax preparation, reporting and advisory services, (e) accounting services, (f) property management services, (g) risk management services, (h) serving as trustee, personal representative, executor or custodian for minors, (i) education on financial matters, (j) making travel arrangements, (k) managing and monitoring the insurance needs of the Client, (l) various recordkeeping functions and (m) other similar financial, tax, accounting or other administrative services various recordkeeping functions,(collectively, the "Services").

6. Applicant represents that the compensation to be received by it for its Services is designed to cover the expenses (out-of-pocket expenses, employee salaries, and other expenses and overhead) paid or incurred by the Applicant in operating the "family office" and providing its Services, not to generate a profit for the Applicant.

7. Applicant represents that it does not, and will not, hold itself out to the public as an investment adviser. Applicant represents that it is not, and will not be, listed in any local telephone book as an investment adviser, and that its name, which does not specifically connote investment advisory activities, does not, and will not, appear on the signage that adorns its office. The Applicant represents that it does not, and will not, have a public internet site and does not, and will not, provide any services via an interactive public internet site. Applicant represents that it does not, and will not, engage in any advertising, attend any investment management-related conferences as a vendor, nor conduct any marketing activities whatsoever.

8. Applicant represents that it has no independent public retail or institutional clients, and has never solicited, and does not plan to solicit or accept clients from the retail or institutional investing public. Applicant further represents that its purpose is to serve as a "family office" for the Family, and at no time will it seek or accept investment advisory clients other than Clients.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ." Section 202(a)(11)(G) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of Section 202(a)(11).

2. Section 203(a) of the Advisers Act requires investment advisers to register with the SEC. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

3. Applicant asserts that it would not qualify for any of the exemptions provided by Section 203(b). Applicant also asserts that it would not be prohibited from registering with the SEC under Section 203A(a) because assets under management will exceed $25,000,000.

4. Applicant requests that the SEC declare it to be a person not within the intent of Section 202(a)(11). Applicant states that there is no public interest in requiring it to be registered under the Advisers Act. Applicant states that it is a private unincorporated association that was organized to be the "family office" for the Family, the Family Trusts and related persons and entities. Applicant represents that it does not, and will not, seek nor accept investment advisory business from persons or entities other than (A) the Clients (which includes the Family, the Family Trusts and the related persons and entities described above), and (B)(1) charitable organizations and private foundations created by members of the Family, and (2) other entities owned solely by members of the Family and other Clients. Applicant states that it has no public clients in the sense of retail or institutional investors, and that it has no plans to solicit or accept clients from the retail or institutional public. Applicant also states that it does not, and will not, hold itself out to the public as an investment adviser, does not, and will not, engage in any advertising, or attend investment management-related conferences as a vendor or conduct any marketing activities. Applicant asserts that serving as the "family office" for the Family has been, is, and will continue to be the purpose for its existence and operation.

For the SEC, by the Division of Investment Management, under delegated authority.

Deputy Secretary